# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AgomAb Therapeutics NV, CIK 0002020932
CUSIP: 00860C102
Title of class of securities: Common Shares, no nominal value per share ("Common Shares")
Address of issuer's principal executive offices: POSTHOFLEI 1/6, Antwerpen, Belgium (C9), 2600
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001121404

## Reporting persons
- SANOFI: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); sole voting power 2,783,096; shared voting power 0; sole dispositive power 2,783,096; shared dispositive power 0; aggregate amount beneficially owned 2,783,096 (5.71% of the class)

## Item 1. Issuer
Name of issuer: AgomAb Therapeutics NV
Address of issuer's principal executive offices: POSTHOFLEI 1/6, ANTWERPEN, Belgium, 2600

## Item 2. Person Filing
Name of person filing: Sanofi
Address of principal business office or, if none, residence: 46, avenue de la Grande Armee, 75017 Paris, France
Citizenship: The Republic of France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Common Shares. CUSIP number 00860C102 has been assigned to the American Depositary Shares (ADSs) of the Issuer. Each ADS represents one Common Share.

Sanofi directly holds 2,708,096 Common Shares and 75,000 ADSs, representing 75,000 Common Shares.
Percent of class: 5.71%
Sole power to vote or to direct the vote: 2,783,096 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 2,783,096 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Sanofi Foreign Participations B.V. 2,783,096 shares 5.71%
*The shares are held of record by Sanofi Foreign Participations B.V., the reporting person's indirect, wholly owned subsidiaries.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response of the Reporting Person to Item 6 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SANOFI: /s/ Alexandra Roger*, Head of Legal Corporate & Finance (05/06/2025)
Comment: *Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.